SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Icosavax, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45114M109

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45114M109

1.	Names of Reporting Persons. RA Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 45114M109

1.	Names of Reporting Persons. Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 45114M109

1.	Names of Reporting Persons. Rajeev Shah

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 45114M109

1.	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 2 amends and supplements the statement on the Schedule 13D originally filed with the SEC on August 12, 2021 and amended on May 30, 2023 (the “Statement”) by RA Capital Management, L.P., Dr. Kolchinsky, Mr. Shah, and RA Capital Healthcare Fund, L.P. with respect to the common stock, $0.0001 par value per share (“Common Stock”), of Icosavax, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 1930 Boren Avenue, Suite 1000 Seattle, Washington 98101. Unless otherwise defined herein, capitalized terms use in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented as follows:

Merger Agreement and Related Transactions and Tender and Support Agreement

Pursuant to an Agreement and Plan of Merger, dated as of December 11, 2023 (the “Merger Agreement”), by and among the Issuer, AstraZeneca Finance and Holdings Inc. (“Parent”), a wholly owned subsidiary of AstraZeneca plc, and Parent’s wholly owned subsidiary, Isochrone Merger Sub Inc., prior to the Expiration Date (as defined in the Merger Agreement), each of the Reporting Person’s tendered all of their respective shares of Common Stock of the Issuer (the “Shares”) in the tender offer contemplated by the Merger Agreement. On February 19, 2024, at the effective time of the merger (the “Merger”) contemplated by the Merger Agreement (the “Effective Time”), these Shares were accepted in the tender offer in exchange for (i) $15.00 per Share, plus (ii) one non-tradable contingent value right (“CVR”) per Share, representing the right to receive a contingent payment of up to $5.00 in cash upon the achievement of specified milestones in accordance with the terms and subject to the conditions of a Contingent Value Rights Agreement.

Upon the closing of the Merger, Dr. Kolchinsky ceased to serve as a director of the Issuer. Also, as a result of the Merger, the Common Stock ceased to trade on the NASDAQ Global Select Market prior to the opening of trading on February 20, 2024, and became eligible for delisting from the NASDAQ Global Select Market and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and supplemented as follows:

(a) and (b) See Items 7-11 of the cover pages above and Item 2.

(c)	The following table lists the Reporting Persons’ transactions in Common Stock that were effected since May 30, 2023, the date upon which the Reporting Persons filed Amendment No. 1 to the Statement:

Transaction	Seller	Date	No. Shares	Price
Tender	The Fund	19-February-2024	5,324,897	(1)
Tender	The Nexus Fund II	19-February-2024	638,668	(1)
Tender	RA Capital (2)	19-February-2024	5,543	(1)
Option Conversion	RA Capital (2)	19-February-2024	39,278	(3)

(1)	On February 19, 2024, these shares of Common Stock were accepted in the tender offer in exchange for (i) $15.00 per share, plus (ii) one non-tradable contingent value right (“CVR”) per share, representing the right to receive a contingent payment of up to $5.00 in cash upon the achievement of specified milestones in accordance with the terms and subject to the conditions of a Contingent Value Rights Agreement.

(2)	Under Dr. Kolchinsky's arrangement with RA Capital, Dr. Kolchinsky held these options and shares for the benefit of the Fund and the Nexus Fund II. Dr. Kolchinsky is obligated to turn over to RA Capital any net cash received upon the disposition of these shares and options, which will offset advisory fees owed by the Fund and the Nexus Fund II to RA Capital.

(3)	Pursuant to the Merger Agreement, each outstanding option to purchase Shares having an exercise price less than $15.00 per Share, whether or not vested, was cancelled and converted into the right to receive from the Surviving Corporation (as defined in the Merger Agreement) the following: (1) an amount in cash equal to the product obtained by multiplying (A) the aggregate number of Shares underlying such option immediately prior to the Effective Time, by (B) an amount equal to (I) $15.00, less (II) the exercise price of such option, plus (2) one CVR for each Share underlying such option.

(d)	Not applicable.

(e)	As a result of the transactions described herein, on February 19, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented as follows:

Exhibit 1	Joint Filing Agreement

Exhibit 2	Offer to Purchase (incorporated as Exhibit 99.(a)(1)(A) to the Issuer’s Tender Offer Statement by Third Party filed with the Securities and Exchange Commission on December 27, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2024

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 21, 2024, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing is collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.0001 per share of Icosavax, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager